

February 28, 2014

<u>Via Email</u>
Thomas L. Mitchell
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

     Re: Devon Energy Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2012
               Filed February 21, 2013
               File No. 001-32318

Dear Mr. Mitchell:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief